UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

141 Front Street
Hamilton HM 19
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Financial Statements
On March 30, 2025, Highlands Bermuda Holdco, Ltd. transferred all 60,395,839 of the issued and outstanding ordinary shares, par value $0.01 per share (“Ordinary Shares”), of Aspen Insurance Holdings Limited (the “Company,” “Aspen,” “our,” “we” or “us”) to us and for consideration of such transfer we issued to Highlands Bermuda Holdco, Ltd. 90,833,333 Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”) (the “Exchange”). The Class A Ordinary Shares have the same voting and economic rights as the Ordinary Shares other than par value. Following the Exchange, our sole issued and outstanding class of ordinary shares is the Class A Ordinary Shares and the Ordinary Shares have been cancelled and cease to exist.
As a result of the Exchange, the Company has made certain retroactive revisions to its consolidated financial statements that were previously contained in Part III, Item 18, “Financial Statements” of its Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 Form 20-F”), originally filed on March 19, 2025, in Exhibit 99.1 to this Form 6-K. The information in this Form 6-K under “Financial Statements” and Exhibit 99.1 hereto is not an amendment to, or restatement of, the 2024 Form 20-F and does not modify or update the disclosures therein in any way, other than to reflect the Exchange.
The following items within the consolidated financial statements and accompanying notes and schedules contained within Part III, Item 18, “Financial Statements” of the 2024 Form 20-F give retroactive effect to the Exchange as reflected in Exhibit 99.1 to this Form 6-K:
•Consolidated Balance Sheets as at December 31, 2024 and December 31, 2023;
•Consolidated Statements of Operations and Other Comprehensive Income (Loss) for the twelve months ended December 31, 2024, 2023 and 2022;
•Consolidated Statements of Changes in Shareholders’ Equity for the twelve months ended December 31, 2024, 2023 and 2022;
•Notes 12, 13, 15 and 26 to the consolidated financial statements; and
•Schedule II to the consolidated financial statements.
The information in this Form 6-K under “Financial Statements” and Exhibit 99.1 hereto do not reflect events (other than the Exchange) occurring after the filing of the 2024 Form 20-F and do not otherwise modify or update the disclosures in such filing, other than to reflect the Exchange. The information in this Form 6-K under “Financial Statements” and Exhibit 99.1 hereto should be read in conjunction with the 2024 Form 20-F.
Launch of Initial Public Offering
On April 29, 2025, the Company issued a press release announcing the launch of its initial public offering of its Class A Ordinary Shares. The press release, included as Exhibit 99.4 to this Form 6-K, is incorporated by reference as part of this Form 6-K.
INCORPORATION BY REFERENCE
This report on Form 6-K and the Exhibits hereto shall be deemed to be filed with the Securities and Exchange Commission and are incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-272650) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX
Exhibit

99.1	Revised Consolidated Financial Statements of Aspen Insurance Holdings Limited Originally Included in the 2024 Form 20-F of Aspen Insurance Holdings Limited

99.2	Consent of Independent Registered Public Accounting Firm - Ernst & Young Ltd.

99.3	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP

99.4	Press Release – Aspen Announces Launch of Initial Public Offering, dated April 29, 2025

101	Interactive Data File (formatted as Inline XBRL)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: April 29, 2025	By:	/s/ Mark Pickering
	Name:	Mark Pickering
	Title:	Chief Financial Officer